UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

      Exelon Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 16, 2015

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS

Investments at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$5,996,079,087	$4,844,766,293

Receivables
Participant contributions	9,108,291	4,662,252
Employer contributions
Fixed match contribution	2,476,826	1,404,559
Profit-sharing contribution	7,052,562	3,099,383
Notes receivable from participants	114,055,098	87,585,155

Total receivables	132,692,777	96,751,349

Net assets reflecting investments at fair value	6,128,771,864	4,941,517,642
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 2)	—	(8,400,666)

NET ASSETS AVAILABLE FOR BENEFITS	$6,128,771,864	$4,933,116,976

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2014
ADDITIONS
Contributions
Participant	$195,423,300
Employer fixed match	74,221,411
Employer profit-sharing	7,052,562
Rollover receipts	17,765,887

Total contributions	294,463,160

Investment income
Plan interest in the net investment income from the Exelon Corporation Defined Contribution Retirement Plans Master Trust	324,749,382
Interest income from participant loans	4,219,253

Total investment income	328,968,635

Total additions	623,431,795

DEDUCTIONS
Participant withdrawals and distributions	476,319,346
Administrative expenses	356,223

Total deductions	476,675,569

Net increase before transfers	146,756,226
Net assets transferred from other plans (see Note 9)	1,048,898,662

Net increase after transfers	1,195,654,888

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,933,116,976

End of year	$6,128,771,864

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer matching contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. Effective July 1, 2014, the Constellation Energy Group, Inc. Employee Savings Plan was merged into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Exelon Corporation Stock Fund is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Exelon Corporation (“Exelon”) is the sponsor of the Plan. Exelon’s Director of Employee Benefit Plans and Programs, is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). The Northern Trust Company is the Plan trustee (“Trustee”) and Aon Hewitt is the Plan recordkeeper (“Recordkeeper”).

Generally, any regular employee whose employment is subject to a collective bargaining agreement that provides for participation in the Plan and any regular non-represented employee of a subsidiary of Exelon that is designated by Exelon as participating in the Plan (such subsidiary referred to individually as a “Company” and such subsidiaries referred to collectively as the “Companies”) is eligible to elect to participate in the Plan. Participating employees include employees represented by: International Brotherhood of Electrical Workers (“IBEW”) Locals 15 and 614; Utility Workers of America Local 369; Security, Police & Fire Professionals of America Locals 228 and 328; Service Employees International Union Local 1; United Government Security Officers of America Locals 12, 17 and 18; and United Security Services Union Local 1. Employees hired on or after April 6, 2009 who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively possible after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum pre-tax deferral of 5% of eligible pay is reached. Contributions to the Plan will be automatically invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who is subject to automatic enrollment may elect within 90 days of the first automatic contribution, to withdraw all automatic contributions adjusted for any investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Contributions

The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit-sharing matching contribution.

Company Matching Contributions

Effective January 1, 2010, with respect to non-represented employees, except non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides both a fixed and annual profit-sharing match. Under the fixed match, Exelon matches 60% of the first 5% of a participant’s eligible pay contributed per pay period, by the employee for a maximum annual fixed match percentage of 3% of the participant’s eligible pay. Additionally, with respect to such employees, Exelon may make an annual profit-sharing match of up to 3% of eligible pay contributed per pay period, based on earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Combined, the total employer match (fixed and profit-sharing) is an annual maximum of up to 6% of a participant’s eligible pay. Any profit-sharing match will be contributed to the Plan after the end of each calendar year. The 2014 profit-sharing match contributed in 2015 was $7,052,562. The 2013 profit-sharing match contributed in 2014 was $3,099,383. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a profit-sharing match.

With respect to non-represented, non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides a fixed match of 100% of the first 5% of a participant’s eligible pay contributed per pay period. Employer matching contributions for represented employees are based on the applicable collective bargaining agreement.

Investment Options

The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Effective July 1, 2014, changes were made to the investment options offered under the Plan. Many of the investment options were replaced with a menu of funds that include custom Target Retirement Fund options, three new actively-managed custom funds, two new passively-managed funds, and two previously existing options: the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a brief description of each of the investment options available as of December 31, 2014. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.

•	Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, earn pension benefits over their careers under a cash balance or other pension plan, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.

•	Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.

•	Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.

•	Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s prime objectives.

•	Exelon Corporation Stock Fund - This fund primarily invests in Exelon Corporation common stock with some short-term liquid investments. This fund is not diversified and is considered riskier than a “diversified” portfolio.

Participant Loans

A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of five (as of April 6, 2009, three for the majority of non-represented employees and employees whose collective bargaining agreement limits loans to three) outstanding at any time, and the amount of any loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

made. For loans other than home loans, the maximum term is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution and may be subject to an early withdrawal penalty. To date, the Plan has not experienced any collectability issues with participant loans.

Withdrawals by Participants While Employed

Generally, a participant may withdraw up to the entire balance of his or her after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume after-tax contributions to the Plan if the distribution is received by the participant before attainment of age 59 1⁄2. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 1⁄2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

Distributions upon Termination of Employment

Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as elected by the participant, in the form of either a single lump-sum payment, an ad hoc partial distribution, or in substantially equal annual, quarterly or monthly installments over any period of time specified by the participant, subject to meeting any restrictions required by applicable law, including but not limited to the minimum distribution requirements under the Internal Revenue Code. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant may elect ad hoc partial withdrawals of any amount at any time. A participant may elect to defer distributions until age 70 1⁄2. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1⁄2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Companies’ corresponding contributions and (ii) Plan earnings, and charged with an allocation of Plan costs. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

2.	Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust is stated at fair value, with the exception of the Fidelity Managed Income Portfolio II Class 3 Fund (“MIP II”), which is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 - Fair Value of Interest in Master Trust for further information.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Expenses

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns.

Prior to the change in the plan investment structure on July 1, 2014, asset-based fees were primarily reflected in the net investment income and appreciation of the Master Trust. With the change to the new custom fund investment structure, starting July 1, 2014, the asset-based fees relating to the target date and custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3 - Fair Value of Master Trust for further information.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be covered by amounts deducted directly from participant accounts, covered by a portion of the asset-based fees deducted directly from investment returns, or paid through revenue-sharing payments made from investment managers to the Recordkeeper for periods prior to July 1, 2014. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.

Fully Benefit-Responsive Investment Contracts

The investments of the MIP II fund include fully benefit-responsive investment (“wrap”) contracts. As of January 1, 2014, the Plan is no longer invested in the MIP II fund. The Plan liquidated the MIP II at contract value and added the Northern Trust US Government Short-Term Investment Fund to the investment menu on January 1, 2014.

The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to a participant’s principal balance plus accrued interest. Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is the discount rate that equates the estimated future market value with the fund’s current contract value and is reset quarterly. The crediting rate may be impacted by factors that include: contributions, withdrawals by participants, the current yield and duration of the assets underlying the contract, and the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract.

The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The average current yield earned by the Master Trust as of December 31, 2013 was computed to be 1.59%. The average current yield earned by the Master Trust as adjusted to reflect the actual interest rate credited to participants as of December 31, 2013 was 1.14%.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The following table presents the fair value of Plan funds with investment contracts and the adjustment required to report at contract value:

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013
MIP II at fair value	$596,790,947
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,400,666)

MIP II at contract value	$588,390,281

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

3.	Fair Value of Interest in Master Trust

The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the four savings plans that participate in the Master Trust are the same, with the exception of the Exelon Corporation Stock Fund which is only offered in the Plan. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.

At December 31, 2014 and 2013, the Plan’s interest in the investments of the Master Trust was approximately 97.83% and 97.42% respectively.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The net assets of the Master Trust as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
ASSETS
Investments, at fair value
U.S. government securities	$552,688,801	$—
Corporate debt instruments - preferred	125,652,010	—
Corporate debt instruments - other	393,392,915	—
Corporate stock - preferred	1,936,934	—
Corporate stock - Exelon Corporation (1)	305,035,246	179,204,528
Corporate stock - common	1,736,708,387	—
Real estate	196,765,409	—
Common/collective trust funds, including short-term investment funds	2,597,135,461	2,847,928,576
Registered investment company securities	33,976,767	1,945,166,599
Other investments	231,950,102	—

Total Master Trust investments	6,175,242,032	4,972,299,703

Other Assets
Cash	5,270,263	—
Accrued dividend and interest	12,838,393	—
Due from brokers for securities sold	10,409,088	—
Other	828,424	956,299

Total other assets	29,346,168	956,299

Total Master Trust assets	6,204,588,200	4,973,256,002

LIABILITIES
Accrued investment and administrative expenses	5,360,499	—
Due to broker for securities purchased	70,340,189	—
Other liabilities	573,004	882,525

Total Master Trust liabilities	76,273,692	882,525

Total Master Trust net assets	$6,128,314,508	$4,972,373,477

(1)	The Exelon Corporation Stock Fund held $303.8 million and $179.2 million of this investment as of December 31, 2014 and 2013, respectively. The custom funds held $1.2 million of this investment as of December 31, 2014.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The net investment income and appreciation of the Master Trust for the year ended December 31, 2014 is as follows:

Year Ended December 31, 2014
Common stock dividends	$25,189,716
Other interest and dividends	27,561,135

Net appreciation (depreciation) in the fair value of investments valued based on quoted market prices
U.S. government securities	(189,791)
Corporate stock - preferred	(116,447)
Corporate stock - common	23,401,791
Other	4,791,886
Net appreciation (depreciation) in the fair value of investments valued based on other methods
Non-interest bearing cash	3,909,838
U.S. government securities	1,143,332
Corporate-debt instruments - preferred	(590,420)
Corporate-debt instruments - other	(19,785,401)
Real estate	10,357,058
Common/collective trust funds	181,575,752
Registered investment companies	91,258,278
Other	(6,300,463)

Total net investment income and appreciation	342,206,264

Investment and administrative expenses not directly allocated to the plans	(10,213,227)

Total Master Trust net investment income and appreciation	$331,993,037

For the year ended December 31, 2014, the Plan’s interest in the net investment income of the Master Trust is 97.81%.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•	Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.

•	Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.

•	Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.

The valuation methods for each investment category are described below.

U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Preferred and common corporate stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1.

Real estate. Income producing real estate funds are valued by the fund managers on a daily basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are not highly observable, so these funds have been categorized as Level 3. Certain real estate investments are redeemable from the investment vehicle quarterly.

Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the fund administrators value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. These funds have been categorized as Level 2.

Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

objectives. For funds with values which are not publicly quoted, the fund custodians value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. These funds have been categorized as Level 2.

Other investments. Other investments include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.

Transfer policy

The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.

Additional Information Regarding Level 3 Fair Value Measurements

Because the Company relies on third party fund managers to develop the quantitative unobservable inputs without adjustment for the valuations of its Master Trust Level 3 investments, quantitative information about significant unobservable inputs used in valuing these investments is not readily available. This includes information regarding the sensitivity of the fair values to changes in the unobservable inputs. The Company gains an understanding of the fund managers’ inputs and assumptions used in preparing the valuations and performs procedures to assess the reasonableness of the valuations. The Company has reviewed the investment managers’ valuation techniques and obtained the most recent audited financial statements to confirm that an unqualified audit opinion was issued and the investments were valued at fair value.

The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis. The following tables present the fair value of assets in the Master Trust and their level within the fair value hierarchy as of December 31, 2014 and 2013:

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Master Trust Investments:
U.S. government securities	$341,904,042	$210,784,759	$—	$552,688,801
Corporate debt instruments - preferred	—	125,652,010	—	125,652,010
Corporate debt instruments - other		393,392,915		393,392,915
Corporate stock - preferred	1,936,934	—	—	1,936,934
Corporate stock - common
Services	338,028,163	—	—	338,028,163
Consumer goods	220,145,617	—	—	220,145,617
Capital equipment	172,241,602	—	—	172,241,602
Energy	149,859,699	—	—	149,859,699
Finance	248,941,895	—	—	248,941,895
Materials	84,763,047	—	—	84,763,047
Other	522,728,364	—	—	522,728,364
Exelon Corporation	305,035,246	—	—	305,035,246
Real estate	—	—	196,765,409	196,765,409

Common/collective trust funds
Domestic equity funds	—	1,335,707,886	—	1,335,707,886
International equity funds	—	510,170,796	—	510,170,796
Fixed income funds	—	397,988,325	—	397,988,325
Short-term investment funds	—	353,268,454	—	353,268,454
Registered investment company securities	—	33,976,767	—	33,976,767
Other investments	103,043,044	128,907,058	—	231,950,102

Total Master Trust investments	$2,488,627,653	$3,489,848,970	$196,765,409	$6,175,242,032

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2013

	Level 1	Level 2	Level 3	Total
Master Trust Investments:
Exelon Corporation common stock	$179,204,528	$—	$—	$179,204,528
Common/collective trust funds
Domestic equity funds	—	870,566,347	—	870,566,347
Target date/blended strategy funds	—	658,203,661	—	658,203,661
Stable value funds	—	615,766,469	—	615,766,469
Balanced funds	—	505,074,909	—	505,074,909
Fixed income funds	—	135,825,185	—	135,825,185
International equity funds	—	56,985,368	—	56,985,368
Short-term investment funds	—	5,506,637	—	5,506,637
Registered investment company securities
Domestic equity funds	1,569,286,171	—	—	1,569,286,171
Fixed income funds	209,919,561	—	—	209,919,561
International equity funds	165,960,867	—	—	165,960,867

Total Master Trust investments	$2,124,371,127	$2,847,928,576	$—	$4,972,299,703

The following table presents the fair value reconciliation of Level 3 Master Trust assets measured at fair value on a recurring basis during the year ended December 31, 2014:

Master Trust balance as of January 1, 2014	$—
Total unrealized gains, net	10,357,058
Purchases, sales and settlements
Purchases	218,456,046
Sales	(32,047,695)

Master Trust balance as of December 31, 2014	$196,765,409

There were no Level 3 assets as of December 31, 2013. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2014 and 2013.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2014 and 2013, are summarized as follows:

	December 31,
	2014	2013
Blackrock Equity Index Fund - Class T (1)	$—	$720,659,020
Fidelity Managed Income Portfolio II - Class 3 (1)	—	615,766,468
Fidelity Growth Company Fund (1)	—	597,590,942
T. Rowe Price Capital Appreciation Trust (1)	—	505,074,909
Fidelity Contrafund (1)	—	491,455,288
Fidelity Low-Priced Stock Fund (1)	—	290,823,357
Blackrock Equity Index (2)	1,244,662,410	—
Northern Trust Government Money Market Fund (2)	353,268,454	—
Blackrock Debt Index (2)	321,026,528	—

(1)	This investment is no longer an investment option in the Plan as of June 30, 2014 and did not represent 5% or more of the Plan’s net assets as of December 31, 2014; however, it is included in this table because the balance is greater than 5% of the Plan’s net assets as of December 31, 2013.
(2)	This is a new investment in the Master Trust as of July 1, 2014

4.	Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

5.	Reconciliation of Financial Statements to Form 5500’s

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 for the year ended December 31, 2013. The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. The Plan is no longer invested in fully benefit-responsive investment contracts; therefore there is no reconciliation of net assets available for benefits for the year ended December 31, 2014.

December 31, 2013
Net Assets Available for Benefits per the Financial Statements	$4,933,116,976
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,400,666

Net Assets Available for Benefits per the Form 5500	$4,941,517,642

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

Year Ended December 31, 2014
Net increase in Net Assets Available for Benefits per the Financial Statements	$1,195,654,888
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	(8,400,666)

Net increase in Net Assets Available for Benefits per the Form 5500	$1,187,254,222

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Master Trust is comprised of two master trust investment accounts (“MTIA”) - one of which contains real estate investments and another for the remaining other investments. The real estate account within the Master Trust is comprised primarily of assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported as a separate Form 5500. The Master Trust net assets and investment income and appreciation disclosed in the Notes to the financial statements as of and for the year ended December 31, 2014 are presented as a Total Master Trust. The following shows a breakdown of the Total Master Trust net assets and net income as reported on the Master Trust Form 5500 filings:

Year Ended December 31, 2014
Master Trust - Other Investments net assets per Form 5500	$5,932,331,034
Master Trust - Real Estate net assets per Form 5500	195,983,474

Total Master Trust net assets per Note 3	$6,128,314,508

Year Ended December 31, 2014
Master Trust - Other net income per Form 5500	$313,741,165
Master Trust - Real Estate net income per 5500	9,575,123

Total Master Trust net investment income and appreciation per Note 3	$323,316,288

6.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2013 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date.

7.	Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

8.	Related-Party Transactions

Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. Prior to July 1, 2014, certain Plan investment and administrative fees were paid through revenue-sharing arrangements between the Recordkeeper and investment managers. These arrangements ceased as of July 1, 2014. Finally, the Master Trust holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Plan Transfers

Effective July 1, 2014, the Constellation Energy Group, Inc. Employee Savings Plan was merged into the Plan. The total assets of the Constellation Energy Group, Inc. Employee Savings Plan were transferred to the Plan, including notes receivable from participants. In 2014, there were transfers totaling $1,049,369,051 to the Plan ($1,047,841,581 from the Constellation Energy Group, Inc Employee Savings Plan, $1,332,584 from the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek, and $194,886 from the Exelon Employee Savings Plan for Represented Employees at Clinton). In 2014, there were transfers totaling $470,389 from the Plan ($229,138 to the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek and $241,251 to the Exelon Employee Savings Plan for Represented Employees at Clinton).

10.	Subsequent Events

On July 1, 2015, the Constellation Energy Nuclear Group, LLC Employee Savings Plan and Represented Employee Savings Plan for Nine Mile Point will be merged into the Plan.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2014

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan Number 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(e) Current Value
	* Interest in net assets of Master Trust, at fair value		$5,996,079,087
	Participant loans	Interest rates: 4.25% - 10.50%	114,055,098

	Total investments		$6,110,134,185

*	Represents party-in-interest

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2014:

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Corporation Employee Savings Plan

Date: June 24, 2015

/s/ Jennifer Franco
Jennifer Franco
Plan Administrator